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                                                                      EXHIBIT 12

                                 MASCOTECH, INC.
         COMPUTATION OF RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND
                            PREFERRED STOCK DIVIDENDS
                             (DOLLARS IN THOUSANDS)


                                3 MONTHS
                                  ENDED             FOR THE YEARS ENDED DECEMBER 31
                                MARCH 31, -------------------------------------------------
                                  2000      1999      1998      1997      1996       1995
                                --------  --------  --------  --------  --------  ---------
EARNINGS BEFORE INCOME TAXES
  AND FIXED CHARGES:

  Income from continuing
    operations before income
    taxes and cumulative
    effect of accounting
    change, net................ $ 42,680  $139,470  $144,520  $190,290  $ 77,220  $ 100,280

  Deduct equity in
    undistributed earnings
    of less-than-fifty
    percent owned companies....   (1,350)   (9,800)   (8,530)  (46,030)  (31,650)   (29,590)
  Add interest on
    indebtedness, net..........   21,850    80,660    81,280    36,650    30,350     51,500
  Add amortization of debt
    expense....................      670     2,740     3,250       900     1,490      1,670
  Estimated interest factor
    for rentals................      970     3,710     3,620     2,100     6,350      7,070
                                --------  --------   -------  --------  --------  ---------
  Earnings before income
    taxes and fixed charges.... $ 64,820  $216,780  $224,140  $183,910  $ 83,760  $ 130,930
                                ========  ========  ========  ========  ========  =========

FIXED CHARGES:

  Interest on indebtedness,
    net........................ $ 21,840  $ 80,950  $ 81,740  $ 36,770  $ 30,590  $  51,690
  Amortization of debt
    expense....................      670     2,740     3,250       900     1,490      1,670
  Estimated interest factor
    for rentals................      970     3,710     3,620     2,100     6,350      7,070
                                --------  --------  --------  --------  --------  ---------

      Total fixed charges......   23,480    87,400    88,610    39,770    38,430     60,430
                                --------  --------  --------  --------  --------  ---------

  Preferred stock dividend
    requirement (a)............    ---       ---       ---      10,300    21,570     21,970
                                --------  --------  --------  --------  --------  ---------

  Combined fixed charges and
    preferred stock dividends.. $ 23,480  $ 87,400  $ 88,610  $ 50,070  $ 60,000  $  82,400
                                ========  ========  ========  ========  ========  =========

RATIO OF EARNINGS TO
  FIXED CHARGES................   2.8       2.5       2.5       4.6        2.2       2.2
                                  ===       ===       ===       ===        ===       ===

RATIO OF EARNINGS TO COMBINED
  FIXED CHARGES AND PREFERRED
  STOCK DIVIDENDS..............   2.8       2.5       2.5       3.7        1.4       1.6
                                  ===       ===       ===       ===        ===       ===


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  (a)    Represents amount of income before provision for income taxes required to meet the preferred stock dividend requirements of the Company and its 50% owned companies.





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